

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda

      Re: Teekay Corporation
               Form 20-F: For the Fiscal Year Ended December 31, 2009
               File No. 001-12874
               Filed April 30, 2010

Dear Mr. Lok:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Lyn Shenk
               Branch Chief